Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo IG Core Replacement, L.P.
Amendment No. 1 to Form 10-12G
Filed September 11, 2025
File No. 000-56768

Ladies and Gentlemen:

On behalf of our client, Apollo IG Core Replacement, L.P., a Delaware limited partnership (the “Registrant”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on August 1, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated November 19, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following response to the Comment Letter. To assist your review, set forth below in italics is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of Post-effective Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. The response and information described below are based upon information provided to us by the Registrant.

Amendment No. 1 to Form 10-12/G

Calculation of Net Asset Value, page 247

We note your responses to comment 10. Please revise your Registration Statement to indicate that you will include disclosure related to changes to your NAV valuation policies in your periodic Exchange Act filings following effectiveness, or provide us with your analysis as to why such disclosure would not be relevant.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 247 of the Registration Statement.

*****

Securities and Exchange Commission

December 19, 2025

If the Staff has any questions regarding the Registration Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3445.

Very truly yours,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Michael Martinez

Apollo IG Core Replacement, L.P.

Gregory A. Ezring

Matthew B. Goldstein

Lindsey L. Wiersma

Paul, Weiss, Rifkind, Wharton & Garrison LLP